Dreyfus BASIC California Municipal Money Market Fund

SEMIANNUAL REPORT December 31, 2006



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC California Municipal Money Market Fund, covering the six-month period from July 1, 2006, through December 31, 2006.

2006 proved to be a good time for the financial markets, with rallies in the second half of the year helping stocks, bonds and money market instruments achieve positive absolute returns. A number of factors contributed to the markets' gains, including a more moderate economic expansion, strong business conditions, subdued inflation, stabilizing interest rates and robust investor demand for most asset classes.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as reducing allocations to stocks and bonds generally meant missing subsequent rallies. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations. Money market funds have continued to play an important role in that mix.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus BASIC California Municipal Money Market Fund perform during the period?

For the six-month period ended December 31, 2006, the fund produced an annualized yield of 3.09%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 3.14%.[1]

Yields of tax-exempt money market securities rose along with short-term interest rates for much of the reporting period before stabilizing when the Federal Reserve Board (the "Fed") refrained from further rate hikes in the summer and fall of 2006.

What is the fund's investment approach?

The fund seeks to provide a high level of current income exempt from federal and California state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from high-quality California exempt issuers that we believe are most likely to provide high tax-exempt current income. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in California's short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher yielding securities. This is due to the fact that yields tend to rise if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average weighted maturity to maintain current yields for as long as we deem practical. At other times, we try to maintain a neutral average weighted maturity.

What other factors influenced the fund's performance?

Just days before the start of the reporting period, the Fed increased short-term interest rates for the seventeenth time since June 2004. The Fed's moves toward a less accommodative monetary policy were designed to forestall potential inflationary pressures as evidenced by resurgent energy prices and tight labor markets over the first half of 2006. The Fed's June 2006 rate hike drove the overnight federal funds rate to 5.25%, its highest level in several years.

However, investors' concerns regarding higher inflation waned during the summer when U.S. housing markets softened and employment gains moderated. As a result, investors looked forward to a possible end to the Fed's tightening campaign. The Fed obliged when it held the federal funds rate steady at the August meeting of its Federal Open Market Committee (FOMC), the first pause in more than two years. Energy prices fell significantly in the late summer and fall, and GDP growth moderated to a 2.0% annualized rate in the third quarter, helping to ease investors' inflation fears. The Fed continued to lend credence to a more benign inflation outlook by keeping short-term rates unchanged at its FOMC meetings over the remainder of the year. As a result, tax-exempt money market yields generally stabilized, particularly at the shorter end of the market's maturity range.

Despite signs of an economic slowdown, including declining housing prices in some previously high-flying California real estate markets, the growing U.S. economy benefited California's fiscal condition. Tax receipts came in higher than originally projected, reducing the state's borrowing needs. Consequently, the supply of newly issued California money market instruments fell sharply compared to the same period one year earlier, while investor demand remained robust, putting downward pressure on yields.

As inflation-related concerns ebbed over the summer and fall, yields of longer-term municipal securities fell while those of shorter-dated municipal money market securities remained stable. This left little difference in the yields of tax-exempt securities with maturities between six months and four years. Investors therefore focused mainly on instruments maturing in six months or less, which put additional downward pressure on yields at the short end of the maturity range.

In this environment, we generally maintained the fund's weighted average maturity in a range we considered to be slightly longer than industry averages. With yields relatively low from municipal notes and variable-rate demand notes at the long and short ends of the fund's maturity spectrum, respectively, we continued to focus on tax-exempt commercial paper with maturities in the three- to five-month range.

What is the fund's current strategy?

Recent Fed comments, mixed economic data and signs of subdued inflation suggest to us that the Fed is unlikely either to raise or lower short-term interest rates over the foreseeable future. While we have maintained the fund's slightly longer-than-average duration position, we may lengthen its weighted average maturity further to take advantage of seasonal opportunities for higher yields that usually arise around the time income tax payments come due.

January 16, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC California Municipal Money Market Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,015.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.94

† *Expenses are equal to the fund's annualized expense ratio of .45%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2006 (Unaudited)

Short-Term Investments−100.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California−94.1%				

ABAG Finance Authority for
  Non-Profit Corporations,
  Revenue (Grauer Foundation for
  Education Project) (LOC;
  Comerica Bank)
	3.92	1/7/07	4,000,000 [a]	4,000,000

California,
  CP (Liquidity Facility: Bank
  of Nova Scotia, KBC Bank,
  Lloyds TSB Bank PLC, National
  Australia Bank, Royal Bank of
  Scotland PLC and Societe
  Generale)
	3.50	1/16/07	3,100,000	3,100,000

California,
  CP (Liquidity Facility: Bank
  of Nova Scotia, KBC Bank,
  Lloyds TSB Bank PLC, National
  Australia Bank, Royal Bank of
  Scotland PLC and Societe
  Generale)
	3.45	3/6/07	3,750,000	3,750,000

California,
  CP (Liquidity Facility: Bank
  of Nova Scotia, KBC Bank,
  Lloyds TSB Bank PLC, National
  Australia Bank, Royal Bank of
  Scotland PLC and Societe
  Generale)
	3.45	3/6/07	4,300,000	4,300,000

California, Economic Recovery Bonds	4.50	1/1/07	100,000	100,003
California, GO Notes	4.75	3/1/07	200,000	200,390
California, GO Notes	5.25	3/1/07	500,000	501,350
California, GO Notes	5.50	10/1/07	100,000	101,419
California, GO Notes	6.30	10/1/07	125,000	127,532
California, GO Notes, Refunding	5.50	2/1/07	200,000	200,303
California, GO Notes, Refunding	5.00	10/1/07	400,000	404,364

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Community College Financing Authority, GO Notes, TRAN (Insured; FSA)	4.50	6/29/07	150,000	150,559
California Department of Water Resources, Power Supply Revenue (Insured; MBIA)	5.25	5/1/07	200,000	201,092
California Department of Water Resources, Water Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.60	1/9/07	2,000,000	2,000,000
California Educational Facilities Authority, Revenue, Refunding (Art Center College of Design) (LOC; Allied Irish Bank)	3.83	1/7/07	3,950,000 [a]	3,950,000
California Health Facilities Financing Authority, Revenue (Kaiser Permanente)	3.77	1/7/07	1,000,000 [a]	1,000,000
California Infrastructure and Economic Development Bank, IDR (Starter and Alternator Exchange, Inc. Project) (LOC; California State Teachers Retirement System)	3.95	1/7/07	1,100,000 [a]	1,100,000
California Infrastucture and Economic Development Bank, Industrial Revenue (Nature Kist Snacks Project) (LOC; Wells Fargo Bank)	3.95	1/7/07	1,500,000 [a]	1,500,000
California Pollution Control Financing Authority, PCR (Evergreen Oil Incorporated Project) (LOC; Bank of The West)	3.97	1/7/07	1,000,000 [a]	1,000,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One)	3.92	1/1/07	3,400,000 [a]	3,400,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank)	3.92	1/1/07	1,200,000 [a]	1,200,000
California Pollution Control Financing Authority, SWDR (Marborg Industries Project) (LOC; Wachovia Bank)	3.94	1/7/07	1,500,000 [a]	1,500,000
California Pollution Control Financing Authority, SWDR (Rainbow Disposal Co. Inc. Project) (LOC; Union Bank of California)	3.99	1/7/07	3,910,000 [a]	3,910,000
California Statewide Communities Development Authority, MFHR (Copeland Creek Apartments) (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Goldman Sachs Group Inc.)	4.01	1/7/07	1,000,000 [a,b]	1,000,000
California Statewide Communities Development Authority, MFHR (Varenna Assisted Living Apartments Project) (LOC; HSH Nordbank)	3.90	1/7/07	1,000,000 [a]	1,000,000
California Statewide Communities Development Authority, MFHR (Vista Montana Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.00	1/7/07	2,460,000 [a,b]	2,460,000
California Statewide Communities Development Authority, Multi-Family Revenue (Cedar Springs) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.00	1/7/07	2,000,000 [a,b]	2,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Statewide Communities Development Authority, Revenue (Concordia University Irvine Project) (LOC; U.S. Bank NA)	3.92	1/1/07	3,700,000 [a]	3,700,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.82	1/7/07	3,200,000 [a]	3,200,000
California Statewide Communities Development Authority, Revenue, Refunding (University Retirement Community at Davis Project) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.97	1/1/07	12,355,000 [a]	12,355,000
California Statewide Communities Development Authority, TRAN (Pooled Local Agencies)	4.50	6/29/07	240,000	241,010
Chaffey Community College District, GO Notes (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.91	1/7/07	2,985,000 [a,b]	2,985,000
Conejo Valley Unified School District, GO Notes, TRAN	4.25	6/29/07	1,090,000	1,092,766
Goldman Sachs Pool Trust, Revenue (Liquidity Facility; Goldman Sachs Group and LOC; IXIS Corporate and Investment Bank)	4.01	1/7/07	4,000,000 [a,b]	4,000,000
Grossmont Union High School District, GO Notes (Insured; MBIA)	4.00	8/1/07	750,000	752,026
Hughson Unified School District, GO Notes (Insured; FSA)	10.00	8/1/07	120,000	124,235
Long Beach, Harbor Revenue	5.50	5/15/07	420,000	422,706
Long Beach, Harbor Revenue, Refunding (Insured; MBIA)	5.00	5/15/07	120,000	120,470
Los Angeles, Wastewater System Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC)	3.76	1/7/07	2,935,000 [a]	2,935,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Los Angeles County, GO Notes, TRAN	4.50	6/29/07	100,000	100,450
Los Angeles County Metropolitan Transportation Authority, Proposition C Sales Tax Revenue, Refunding (Insured; MBIA)	5.00	7/1/07	180,000	181,317
Los Angeles County Schools Pooled Financing Program, Pooled TRANS Participation Certificates (Los Angeles County School and Community College Districts) (Insured; FSA)	4.50	6/29/07	150,000	150,632
Los Angeles Department of Airports, Revenue, Refunding (Ontario International Airport) (Insured; MBIA)	4.50	5/15/07	1,000,000	1,003,603
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Calko Steel Incorporated Project) (LOC; Comerica Bank)	3.95	1/7/07	2,150,000 [a]	2,150,000
Los Angeles Municipal Improvement Corporation, CP (LOC; Bank of America)	3.55	1/9/07	4,000,000	4,000,000
Los Angeles Municipal Improvement Corporation, Sanitation Equipment Charge Revenue (Insured; FSA)	6.00	2/1/07	500,000	500,979
Madera County, COP (Valley Children's Hospital Project) (Insured; MBIA)	6.25	3/15/07	175,000	175,947
North Orange County, Regional Occupational Program, COP (Educational Center Funding Program) (Insured; Assured Guaranty and Liquidity Facility; Dexia Credit Locale)	3.76	1/7/07	2,950,000 [a]	2,950,000
Oakland, COP (Capital Equipment Project) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.82	1/7/07	2,200,000 [a]	2,200,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Orange County, Airport Revenue, Refunding (Insured; MBIA)	6.00	7/1/07	100,000	101,035
Oxnard Financing Authority, Solid Waste Revenue, Refunding (Insured; AMBAC)	4.00	5/1/07	600,000	600,322
Palomar Pomerado Health (Insured; AMBAC and Liquidity Facility; Merrill Lynch)	3.92	1/7/07	7,540,000 a,b	7,540,000
Pittsburg Redevelopment Agency, Subordinate Tax Allocation Revenue, Refunding (Los Medanos Community Development Project) (Insured; AMBAC)	4.00	9/1/07	535,000	536,649
Sacramento County, GO Notes, TRAN	4.50	7/17/07	130,000	130,535
Salinas Valley Solid Waste Authority, Revenue (Insured; AMBAC)	5.00	8/1/07	535,000	539,229
San Diego, Water Utility Fund Net System Revenue (Certificates of Undivided Interest) (Insured; FGIC and Liquidity Facility; Citibank NA)	3.91	1/7/07	5,000,000 a,b	5,000,000
San Diego County Water Authority, CP (Liquidity Facility; Dexia Credit Locale)	3.51	2/7/07	4,500,000	4,500,000
San Diego County Water Authority, CP (Liquidity Facility; Dexia Credit Locale)	3.50	3/8/07	1,000,000	1,000,000
Santa Ana Financing Authority, LR, Refunding (Police Administration and Holding Facility) (Insured; MBIA)	4.00	7/1/07	940,000	942,201

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
South Coast Local Education Agencies, TRAN (Pooled Tax and Revenue Anticipation Note Program)	4.50	6/29/07	800,000	803,615
South Orange County Public Financing Authority, Special Tax Revenue (Foothill Area) (Insured; FGIC)	7.50	8/15/07	300,000	307,178
Southern California Public Power Authority, San Juan Power Project Revenue, Refunding (San Juan Unit 3) (Insured; FSA)	5.00	1/1/07	100,000	100,000
Stockton Community Facilities District, Special Tax Revenue (Arch Road East Community Facilities District Number 99-02) (LOC; Wells Fargo Bank)	3.76	1/7/07	2,335,000 [a]	2,335,000
Turlock Irrigation District, Revenue, CP (LOC; Citibank NA)	3.52	2/8/07	3,000,000	3,000,000
University of California, Revenue, CP	3.50	3/8/07	1,500,000	1,500,000
University of California Regents, General Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Finance Inc.)	3.93	1/7/07	1,995,000 [a,b]	1,995,000
University of California Regents, Revenue, CP	3.50	1/12/07	1,000,000	1,000,000
Vallejo, Water Revenue, COP (LOC; KBC Bank)	3.92	1/7/07	2,000,000 [a]	2,000,000
West Covina Public Financing Authority, LR, Refunding (Public Facilities Project) (LOC; California State Teachers Retirement System)	3.85	1/7/07	2,695,000 [a]	2,695,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related–5.9%				
Puerto Rico Aqueduct and Sewage Authority, Revenue, Refunding (Insured; MBIA)	6.00	7/1/07	165,000	167,012
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citigroup Global Market Holding and LOC; Citigroup Global Market Holding)	3.97	1/7/07	2,000,000 a,b	2,000,000
Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA)	6.50	7/1/07	175,000	177,549
Puerto Rico Commonwealth, Public Improvement GO Notes, Refunding (Insured; FGIC)	5.00	7/1/07	260,000	261,859
Puerto Rico Commonwealth, TRAN (LOC: Banco Bilboa Vizcaya, Banco Santander, Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale and Fortis Bank)	4.50	7/30/07	4,500,000	4,525,280
Puerto Rico Electric Power Authority, Power Revenue, Refunding (Insured; MBIA)	4.50	7/1/07	350,000	351,695
Puerto Rico Municipal Finance Agency (Insured; FSA)	4.00	8/1/07	435,000	436,100
Total Investments (cost $134,043,412)			**100.0%**	**134,043,412**
Cash and Receivables (Net)			**.0%**	**42,255**
Net Assets			**100.0%**	**134,085,667**

a   *Securities payable on demand. Variable interest rate—subject to periodic change.*
b   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities amounted to $28,980,000 or 21.6% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	90.4
AAA,AA,A [c]		Aaa,Aa,A [c]		AAA,AA,A [c]	9.6
					100.0

[†]   *Based on total investments.*
[c]   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	134,043,412	134,043,412
Cash		1,134,214
Interest receivable		764,484
		135,942,110
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		39,762
Payable for investment securities purchased		1,471,075
Dividends payable		345,606
		1,856,443
Net Assets ($)		**134,085,667**
Composition of Net Assets ($):		
Paid-in capital		134,061,435
Accumulated net realized gain (loss) on investments		24,232
Net Assets ($)		**134,085,667**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		134,061,435
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended December 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**2,072,786**
Expenses:	
Management fee–Note 2	264,479
Total Expenses	**264,479**
Investment Income–Net	**1,808,307**
Realized Gain (Loss) on Investment–Note 1(b) ($)	**194**
Net Increase in Net Assets Resulting from Operations	**1,808,501**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended December 31, 2006 (Unaudited)	Year Ended June 30, 2006
Operations ($):		
Investment income—net	1,808,307	1,826,370
Net realized gain (loss) on investments	194	25,009
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,808,501**	**1,851,379**
Dividends to Shareholders from ($):		
Investment income—net	**(1,808,307)**	**(1,826,370)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	285,840,429	337,774,914
Dividends reinvested	745,375	981,586
Cost of shares redeemed	(224,567,461)	(338,855,401)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**62,018,343**	**(98,901)**
Total Increase (Decrease) in Net Assets	**62,018,537**	**(73,892)**
Net Assets ($):		
Beginning of Period	72,067,130	72,141,022
End of Period	**134,085,667**	**72,067,130**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended December 31, 2006 (Unaudited)	Year Ended June 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.016	.025	.014	.005	.008	.013
Distributions:						
Dividends from investment income−net	(.016)	(.025)	(.014)	(.005)	(.008)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.11[a]	2.50	1.34	.53	.84	1.36
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.45[a]	.45	.46	.45	.45	.46
Ratio of net investment income to average net assets	3.08[a]	2.49	1.37	.52	.83	1.36
Net Assets, end of period ($ X 1,000)	134,086	72,067	72,141	57,791	75,393	81,494

[a] Annualized.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC California Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering three series including the fund. The fund's investment objective is to provide a high level of current income exempt from federal and California state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid

monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended, (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain, if any, sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended June 30, 2006, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At December 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee and Other Transactions with Affiliates:

Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund.

These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $39,762.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2006, the fund did not borrow under the Facility.

For More Information

**Dreyfus BASIC
California Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0307SA1206

Dreyfus BASIC Massachusetts Municipal Money Market Fund

SEMIANNUAL REPORT December 31, 2006



Dreyfus

A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC Massachusetts Municipal Money Market Fund covering the 6-month period from July 1, 2006, through December 31, 2006.

2006 proved to be a good time for the financial markets, with rallies in the second half of the year helping stocks, bonds and money market instruments achieve positive absolute returns. A number of factors contributed to the markets' gains, including a more moderate economic expansion, strong business conditions, subdued inflation, stabilizing interest rates and robust investor demand for most asset classes.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as reducing allocations to stocks and bonds generally meant missing subsequent rallies. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations. Money market funds have continued to play an important role in that mix.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Dreyfus BASIC Massachusetts Municipal Money Market Fund perform during the period?

For the six-month period ended December 31, 2006, the fund's shares provided an annualized yield of 3.09% and, after taking into account the effects of compounding, an annualized effective yield of 3.13%.[1]

Tax-exempt money market yields generally stabilized over the second half of 2006 as economic growth moderated and the Federal Reserve Board (the "Fed") refrained from further rate hikes between July and December, its first pauses in more than two years.

What is the fund's investment approach?

The fund seeks to provide a high level of current income exempt from federal and Massachusetts state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from Massachusetts issuers that we believe are most likely to provide high tax-exempt current income, while focusing on credit risk. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in Massachusetts' short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher yielding securities. This is due to the fact that yields tend to rise temporarily if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's average weighted maturity to maintain current yields for as long as practical. At other times, we try to maintain a neutral average weighted maturity.

What other factors influenced the fund's performance?

After posting robust growth earlier in 2006, the rate of U.S. economic expansion moderated over the second half of the year. Softening housing markets and declining energy prices suggested that investors' previous economic and inflation fears might have been overblown, and that a gradual slowdown in the U.S. economy was likely to relieve inflationary pressures. The Fed lent credence to a more benign inflation outlook when it held the overnight federal funds rate steady at 5.25% over the second half of the year. The Fed's pause represented the first meetings of its Federal Open Market Committee without a rate hike since June 2004.

Expectations of slower economy were confirmed when it later was announced that the GDP growth rate had fallen to 2.0% during the third quarter of 2005, down from 2.6% in the second quarter. Yet, U.S. labor markets remained persistently strong and declining housing prices apparently failed to affect other areas of the economy, helping to reassure investors that the U.S. economy was heading for a "soft landing."

Despite signs of an economic slowdown, the fiscal conditions of Massachusetts and its municipalities remained sound. Massachusetts took in more tax revenue than originally projected in 2006, reducing its need to borrow. Yet, even as the supply of newly issued municipal securities fell compared to the same period one year ago, investor demand remained robust from individuals and institutions seeking competitive levels of tax-exempt income.

In this environment, short-term tax-exempt money market instruments traded in a fairly tight range, while yields at the longer end of the maturity range fell modestly. As a result, yield differences along the money market spectrum narrowed. Indeed, at times near the end of 2006, yields of variable rate demand notes (VRDNs), on which

yields are reset weekly, were higher than those of fixed-rate securities with slightly longer maturities, a phenomenon known as an "inverted yield curve." Investors therefore continued to focus mainly on short-term instruments.

During much of the reporting period, we maintained the fund's weighted average maturity in a range that was longer than industry averages to take advantage of higher yields among longer-term instruments. However, with yield differences so narrow along its maturity range, the fund's emphasis on longer-term instruments had little effect on overall performance. Later in the reporting period, we slightly reduced the fund's weighted average maturity, and we placed greater emphasis on VRDNs.

What is the fund's current strategy?

As of year-end, mixed economic and inflation data suggest to us that the Fed is unlikely to raise or reduce short-term interest rates over the foreseeable future. Therefore, we have continued to maintain a modestly long weighted average maturity compared to industry averages. At the same time, with the yield curve inverted at the short end of its range, we have retained our focus on VRDNs over longer-term municipal notes or commercial paper. Of course, we are prepared to adjust our strategies as market conditions evolve.

January 16, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Massachusetts Municipal Money Market Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 2.34
Ending value (after expenses)	$1,015.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 2.35
Ending value (after expenses)	$1,022.89

† *Expenses are equal to the fund's annualized expense ratio of .46%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2006 (Unaudited)

Short-Term Investments—99.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ayer, GO Notes, BAN	4.50	6/1/07	1,150,600	1,154,360
Boston Industrial Development Financing Authority, Revenue (Fenway Community Health Center Project) (LOC; Fifth Third Bank)	3.88	1/7/07	3,240,000 [a]	3,240,000
Braintree, GO Notes, BAN	4.00	11/14/07	4,500,000	4,518,877
Canton Housing Authority, MFHR, Refunding (Canton Arboretum Apartments) (Insured; FNMA)	3.96	1/7/07	6,665,000 [a]	6,665,000
Eclipse Funding Trust, Revenue (Massachusetts Water Resources Authority) (Insured; MBIA and Liquidity Facility; U.S. Bank)	3.93	1/7/07	6,000,000 [a]	6,000,000
Lexington, GO Notes, BAN	4.25	2/1/07	2,165,000	2,166,067
Marblehead, GO Notes, BAN	4.25	8/17/07	2,226,500	2,235,216
Massachusetts, Consolidated Loan	3.96	1/1/07	1,200,000 [a]	1,200,000
Massachusetts, CP (LOC; Bank of Nova Scotia)	3.55	1/5/07	1,500,000	1,500,000
Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; State Street Bank and Trust Co.)	3.95	1/1/07	1,400,000 [a]	1,400,000
Massachusetts, GO, Refunding (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.90	1/7/07	2,850,000 [a]	2,850,000
Massachusetts Bay Transportation Authority, General Transportation Systems, GO Notes (Liquidity Facility; Westdeutsche Landesbank)	3.88	1/7/07	3,500,000 [a]	3,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts Development Finance Agency, Revenue (Brandon Residential Treatment Center, Inc. Project) (LOC; SunTrust Bank)	3.91	1/7/07	1,025,000 a	1,025,000
Massachusetts Development Finance Agency, Revenue (Dexter School Project) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.94	1/7/07	1,000,000 a	1,000,000
Massachusetts Development Finance Agency, Revenue (Holy Cross College Issue) (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.94	1/7/07	1,600,000 a,b	1,600,000
Massachusetts Development Finance Agency, Revenue (Meadowbrook School Project) (LOC; Allied Irish Banks)	3.91	1/7/07	1,370,000 a	1,370,000
Massachusetts Development Finance Agency, Revenue (WGBH Educational Foundation Issue) (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	3.90	1/7/07	4,650,000 a	4,650,000
Massachusetts Development Finance Agency, Revenue (Worcester Academy Issue) (LOC; Allied Irish Banks)	3.94	1/7/07	3,000,000 a	3,000,000
Massachusetts Development Finance Agency, Revenue (YOU, Inc.) (LOC; PNC Bank)	3.87	1/7/07	3,200,000 a	3,200,000
Massachusetts Development Finance Agency, SWDR (Newark Group Project) (LOC; JPMorgan Chase Bank)	3.92	1/7/07	1,000,000 a	1,000,000
Massachusetts Health and Educational Facilities Authority, Health Care Facilities Revenue (Partners Healthcare Systems) (Insured; FSA and Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	3.88	1/7/07	2,500,000 a	2,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts Health and Educational Facilities Authority, Health Care Facilities Revenue (Partners Healthcare Systems) (Insured; FSA and Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	3.92	1/7/07	2,000,000 [a]	2,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Amherst College Issue)	3.58	1/11/07	975,000	975,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	3.88	1/1/07	1,740,000 [a]	1,740,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Bank of America)	3.89	1/1/07	2,000,000 [a]	2,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Citizens Bank of Massachusetts)	3.84	1/7/07	4,520,000 [a]	4,520,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Citizens Bank of Massachusetts)	3.84	1/7/07	7,800,000 [a]	7,800,000
Massachusetts Health and Educational Facilities Authority, Revenue (Childrens Hospital Issue) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.95	1/1/07	2,700,000 [a]	2,700,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts Health and Educational Facilities Authority, Revenue (Emmanuel College Issue) (LOC; Allied Irish Banks)	3.92	1/7/07	4,450,000 [a]	4,450,000
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue)	3.83	1/7/07	4,000,000 [a]	4,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Peabody Essex Museum Issue) (LOC; Royal Bank of Scotland)	3.86	1/7/07	4,000,000 [a]	4,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.94	1/7/07	5,365,000 [a]	5,365,000
Massachusetts Health and Educational Facilities Authority, Revenue (University of Massachusetts Issue) (LOC; Dexia Credit Locale)	3.86	1/7/07	2,500,000 [a]	2,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Wellesley College Issue)	3.92	1/7/07	4,675,000 [a]	4,675,000
Massachusetts Health and Educational Facilities Authority, Revenue (Williams College Issue)	3.85	1/7/07	2,600,000 [a]	2,600,000
Massachusetts Industrial Finance Agency, First Mortgage Revenue (Orchard Cove Inc.) (LOC; Bank of America)	3.86	1/7/07	1,300,000 [a]	1,300,000
Massachusetts Port Authority, Revenue, CP (LOC; Westdeutsche Landesbank)	3.55	1/22/07	5,000,000	5,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts School Building Authority, Dedicated Sales Tax Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.94	1/7/07	3,500,000 [a,b]	3,500,000
Massachusetts Water Resources Authority, CP (LOC; Bayerische Landesbank)	3.52	1/3/07	3,500,000	3,499,963
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	3.88	1/7/07	4,200,000 [a]	4,200,000
Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.96	1/1/07	9,745,000 [a]	9,745,000
Northborough-Southborough Regional School District, GO Notes, BAN	4.00	10/25/07	2,500,000	2,509,419
Raynham, GO Notes, BAN	4.35	8/24/07	1,900,000	1,909,444
Total Investments (cost $136,762,333)			**99.1%**	**136,763,346**
Cash and Receivables (Net)			**.9%**	**1,260,812**
Net Assets			**100.0%**	**138,024,158**

[a] Securities payable on demand. Variable interest rate—subject to periodic change.

[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities amounted to $5,100,000 or 3.7% of net assets.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	96.1
AAA,AA,A[c]		Aaa,Aa,A[c]		AAA,AA,A[c]	3.1
Not Rated[d]		Not Rated[d]		Not Rated[d]	.8
					100.0

[†] *Based on total investments.*
[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	136,762,333	136,763,346
Cash		853,241
Interest receivable		856,428
		138,473,015
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		77,583
Dividends payable		368,913
Interest payable–Note 3		1,541
Payable for shares of Beneficial Interest redeemed		820
		448,857
Net Assets ($)		**138,024,158**
Composition of Net Assets ($):		
Paid-in capital		138,023,145
Accumulated gross unrealized appreciation on investments		1,013
Net Assets ($)		**138,024,158**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		138,034,230
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended December 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**2,319,159**
Expenses:	
Management fee–Note 2	294,526
Interest expense–Note 3	3,853
Total Expenses	**298,379**
Investment Income–Net	**2,020,780**
Net Unrealized Appreciation on Investments	**1,013**
Net Increase in Net Assets Resulting from Operations	**2,021,793**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended December 31, 2006 (Unaudited)	Year Ended June 30, 2006
Operations ($):		
Investment income–net	2,020,780	3,280,762
Net unrealized appreciation on investments	1,013	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,021,793**	**3,280,762**
Dividends to Shareholders from ($):		
Investment income–net	**(2,020,780)**	**(3,280,762)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	171,154,301	423,751,536
Dividends reinvested	362,394	605,282
Cost of shares redeemed	(163,779,807)	(425,233,021)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**7,736,888**	**(876,203)**
Total Increase (Decrease) in Net Assets	**7,737,901**	**(876,203)**
Net Assets ($):		
Beginning of Period	130,286,257	131,162,460
End of Period	**138,024,158**	**130,286,257**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended December 31, 2006 (Unaudited)	Year Ended June 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.016	.024	.013	.005	.009	.014
Distributions:						
Dividends from investment income−net	(.016)	(.024)	(.013)	(.005)	(.009)	(.014)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.11[a]	2.48	1.34	.53	.87	1.41
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.46[a]	.46	.45	.45	.45	.45
Ratio of net investment income to average net assets	3.09[a]	2.46	1.33	.53	.87	1.38
Net Assets, end of period ($ X 1,000)	138,024	130,286	131,162	141,930	162,730	168,601

[a]   Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Massachusetts Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to provide a high level of current income exempt from federal and Massachusetts state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the commonwealth and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended June 30, 2006 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At December 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee And Other Transactions With Affiliates:

Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $77,583.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended December 31, 2006 was approximately $131,000 with a related weighted average annualized interest rate of 5.84%.

NOTES

For More Information

Dreyfus BASIC
Massachusetts Municipal
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0715SA1206

Dreyfus BASIC New York Municipal Money Market Fund

SEMIANNUAL REPORT December 31, 2006





Dreyfus

A Mellon Financial Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC New York Municipal Money Market Fund, covering the six-month period from July 1, 2006, through December 31, 2006.

2006 proved to be a good time for the financial markets, with rallies in the second half of the year helping stocks, bonds and money market instruments achieve positive absolute returns. A number of factors contributed to the markets' gains, including a more moderate economic expansion, strong business conditions, subdued inflation, stabilizing interest rates and robust investor demand for most asset classes.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as reducing allocations to stocks and bonds generally meant missing subsequent rallies. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations. Money market funds have continued to play an important role in that mix.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus BASIC New York Municipal Money Market Fund perform during the period?

For the six-month period ended December 31, 2006, the fund produced an annualized yield of 3.15%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 3.19%.[1]

Yields of tax-exempt money market securities rose along with short-term interest rates for much of the reporting period before stabilizing when the Federal Reserve Board (the "Fed") refrained from further rate hikes in the summer and fall of 2006.

What is the fund's investment approach?

The fund seeks to provide a high level of current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from high-quality New York-exempt issuers that we believe are most likely to provide high tax-exempt current income. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in New York's short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher yielding securities. This is due to the fact that yields tend to rise temporarily if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower yields, we may increase the fund's weighted average maturity to maintain current yields for as long as we deem practical. At other times, we try to maintain a neutral weighted average maturity.

What other factors influenced the fund's performance?

Just days before the start of the reporting period, the Fed increased short-term interest rates for the seventeenth time since June 2004. The Fed's moves toward a less accommodative monetary policy were designed to forestall potential inflationary pressures as evidenced by resurgent energy prices and tight labor markets over the first half of 2006. The Fed's June 2006 rate hike drove the overnight federal funds rate to 5.25%, its highest level in several years.

However, investors' concerns regarding higher inflation waned during the summer when U.S. housing markets softened and employment gains moderated. As a result, investors looked forward to a possible end to the Fed's tightening campaign. The Fed obliged when it held the federal funds rate steady at the August meeting of its Federal Open Market Committee (FOMC), the first pause in more than two years. Energy prices fell significantly in the late summer and fall, and GDP growth moderated to a 2.0% annualized rate in the third quarter, helping to ease investors' inflation fears. The Fed continued to lend credence to a more benign inflation outlook by keeping short-term rates unchanged at its FOMC meetings over the remainder of the year. As a result, tax-exempt money market yields generally stabilized, particularly at the shorter end of the market's maturity range.

Despite signs of an economic slowdown, including declining housing prices in some previously high-flying real estate markets, the growing U.S. economy benefited the fiscal conditions of both New York state and New York city. Tax receipts came in higher than originally projected for both entities, reducing their borrowing needs. Consequently, the supply of newly issued New York money market instruments fell compared to the same period one year earlier, while investor demand remained robust, putting downward pressure on yields.

As inflation-related concerns ebbed over the summer and fall, yields of longer-term municipal securities fell while those of shorter-dated municipal money market securities remained stable. This left little difference in the yields of tax-exempt securities with maturities between six months and four years. Investors therefore focused mainly on instruments maturing in six months or less, which put additional downward pressure on yields at the short end of the maturity range.

In this environment, we generally maintained the fund's weighted average maturity in a range we considered to be in line with industry averages. However, with yields relatively low from municipal notes and variable-rate demand notes at the long and short ends of the fund's maturity spectrum, respectively, we increased our focus on tax-exempt commercial paper with maturities in the three- to five-month range.

What is the fund's current strategy?

Recent Fed comments, mixed economic data and signs of subdued inflation suggest to us that the Fed is unlikely either to raise or lower short-term interest rates over the foreseeable future. While we have maintained the fund's market neutral position, we may lengthen its weighted average maturity to take advantage of seasonal opportunities for higher yields that typically arise around the time income tax payments are due.

January 16, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC New York Municipal Money Market Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,016.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.94

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2006 (Unaudited)

Short-Term Investments−99.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York−96.5%				
ABN AMRO Munitops Certificate Trust, Revenue, Refunding (Cornell University) (Liquidity Facility; ABN-AMRO)	3.94	1/7/07	6,710,000 a,b	6,710,000
Albany Housing Authority, Revenue (Nutgrove Garden Apartments Project) (LOC; Citizens Bank of Massachusetts)	3.95	1/7/07	1,600,000 a	1,600,000
Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital Project) (LOC; Citizens Bank of Rhode Island)	3.91	1/7/07	5,855,000 a	5,855,000
Albany Industrial Development Agency, Civic Facility Revenue (Corning Preserve/Hudson Riverfront Development Project) (LOC; Key Bank)	3.94	1/7/07	1,360,000 a	1,360,000
Auburn Industrial Development Authority, IDR (Fat Tire LLC Project) (LOC; Citizens Bank of Pennsylvania)	4.06	1/7/07	675,000 a	675,000
Binghamton, GO Notes, BAN	4.00	2/2/07	4,400,000	4,401,618
Brewster, GO Notes, BAN	4.80	5/18/07	2,700,000	2,706,415
Broome County Industrial Development Agency, IDR (Parlor City Paper Box Co., Inc. Facility) (LOC; The Bank of New York)	3.99	1/7/07	3,060,000 a	3,060,000
Burnt Hills-Ballston Lake Central School District, GO Notes, TAN	4.50	7/6/07	1,500,000	1,504,769
Cohoes Industrial Development Agency, Civic Facility Revenue (Columbia Crest Senior Housing Project) (LOC; Key Bank)	3.94	1/7/07	2,780,000 a	2,780,000
Colonie, GO Notes, BAN	4.25	4/5/07	2,000,000	2,002,533

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Dutchess County Industrial Development Agency, Civic Facility Revenue (Marist College Civic Facility) (LOC; Key Bank)	3.92	1/7/07	2,000,000 a	2,000,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Marist College Civic Facility) (LOC; The Bank of New York)	3.92	1/7/07	1,900,000 a	1,900,000
East Syracuse-Minoa Central School District, GO Notes, BAN	4.65	7/20/07	1,220,000	1,225,126
Erie County Industrial Development Agency, Civic Facility Revenue (Every Person Influences Children, Inc. Project) (LOC; Fifth Third Bank)	3.92	1/7/07	1,265,000 a	1,265,000
Lancaster Industrial Development Agency, IDR (Jiffy-Tite Co., Inc. Project) (LOC; Key Bank)	4.06	1/7/07	1,135,000 a	1,135,000
Metropolitan Transportation Authority, Dedicated Tax Fund, Refunding (Insured; XLCA and Liquidity Facility; Citibank NA)	3.91	1/7/07	15,600,000 a	15,600,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.96	1/7/07	6,795,000 a,b	6,795,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC and Liquidity Facility; The Bank of New York)	3.94	1/7/07	5,660,000 a,b	5,660,000
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) (LOC; M&T Bank)	3.96	1/7/07	2,500,000 a	2,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Nassau County, GO Notes, TAN	4.25	9/30/07	5,000,000	5,026,365

Nassau County Industrial
  Development Agency, Civic
  Facility Revenue (North Shore
  Hebrew Academy High School
  Project) (LOC; Comerica Bank)
	3.93	1/7/07	11,730,000 [a]	11,730,000

New York City
  (Putters Program) (Insured;
  XLCA and Liquidity Facility;
  JPMorgan Chase Bank)
	3.95	1/7/07	2,100,000 [a,b]	2,100,000

New York City, GO Notes	5.00	8/1/07	3,000,000	3,023,807
New York City, GO Notes	5.00	8/1/07	3,835,000	3,865,656

New York City Housing Development
  Corporation, Multi-Family
  Rental Housing Revenue (West
  89th Street Development)
  (Insured; FNMA)
	3.93	1/7/07	13,000,000 [a]	13,000,000

New York City Industrial
  Development Agency, Civic
  Facility Revenue (Birch Wathen
  Lenox School Project) (LOC;
  Allied Irish Bank)
	3.93	1/7/07	5,250,000 [a]	5,250,000

New York City Industrial
  Development Agency, Civic
  Facility Revenue (Ethical
  Culture Fieldston School
  Project) (Insured; XLCA and
  Liquidity Facility; Dexia
  Credit Locale)
	3.90	1/7/07	8,335,000 [a]	8,335,000

New York City Industrial
  Development Agency, Civic
  Facility Revenue
  (Hewitt School Project)
  (LOC; Allied Irish Bank)
	3.93	1/7/07	1,570,000 [a]	1,570,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Industrial Development Agency, Civic Facility Revenue (Sephardic Community Youth Center, Inc. Project) (LOC; M&T Bank)	3.96	1/7/07	5,000,000 [a]	5,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Spence-Chapin, Services to Families and Children Project) (LOC; Allied Irish Bank)	3.93	1/7/07	4,000,000 [a]	4,000,000
New York City Industrial Development Agency, Liberty Revenue (FC Hanson Office Associates LLC Project) (LOC; Lloyds TSB Bank PLC)	3.92	1/7/07	9,000,000 [a]	9,000,000
New York City Municipal Water Finance Authority, CP (Liquidity Facility: Dexia Credit Locale and JPMorgan Chase Bank)	3.60	2/15/07	3,350,000	3,350,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.96	1/7/07	18,080,000 [a,b]	18,080,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	3.92	1/7/07	4,500,000 [a]	4,500,000
New York State Energy Research and Development Authority, Revenue (Consolidated Edison Company of New York, Inc. Project) (LOC; Citibank NA)	3.91	1/7/07	9,700,000 [a]	9,700,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Housing Finance Agency, Housing Revenue (Rip Van Winkle House) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.94	1/7/07	4,700,000 a	4,700,000
New York State Housing Finance Agency, Revenue (Hospital for Special Surgery Staff Housing) (LOC; JPMorgan Chase Bank)	3.85	1/7/07	6,100,000 a	6,100,000
New York State Housing Finance Agency, Revenue (Worth Street) (LOC; FNMA)	3.90	1/7/07	12,000,000 a	12,000,000
New York State Urban Development Corporation, Correctional and Youth Facilities Service Contract Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.96	1/7/07	7,375,000 a,b	7,375,000
Newburgh Industrial Development Agency, Civic Facility Revenue (Community Development Properties Dubois Street II, Inc. Project) (LOC; Key Bank)	3.94	1/7/07	6,000,000 a	6,000,000
Newburgh Industrial Development Agency, MFHR (Belvedere Housing Project) (Liquidity Facility; Merrill Lynch)	4.02	1/7/07	3,100,000 a,b	3,100,000
Olean, GO Notes, RAN	4.50	8/30/07	1,300,000	1,305,820
Onondaga County Industrial Development Agency, Civic Facility Revenue (Onondaga Community College Housing Development Corporation Project) (LOC; Citizens Bank of Massachusetts)	3.91	1/7/07	3,825,000 a	3,825,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Otsego County Industrial Development Agency, Civic Facility Revenue (Noonan Community Service Corporation Project) (LOC; FHLB)	3.92	1/7/07	1,490,000 [a]	1,490,000
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/29/07	5,400,000	5,416,320
Pearl River Union Free School District, GO Notes, TAN	4.50	6/28/07	2,300,000	2,306,793
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.55	3/5/07	1,000,000	1,000,000
Putnam County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy of Putnam and Southern Dutchess Project) (LOC; Commerce Bank N.A.)	3.97	1/7/07	8,025,000 [a]	8,025,000
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Rensselaer Polytechic Institute Project)	4.05	1/7/07	6,485,000 [a]	6,485,000
Rockland County Industrial Development Agency, Civic Facility Revenue (Dominican College of Blauvelt Project) (LOC; Commerce Bank NA)	3.94	1/7/07	2,000,000 [a]	2,000,000
Saint Lawrence County Industrial Development Agency, Civic Facility Revenue (Canton-Potsdam Hospital Project) (LOC; Key Bank)	3.94	1/7/07	10,910,000 [a]	10,910,000
Shenendehowa Central School District, GO Notes, BAN	4.50	6/29/07	3,000,000	3,000,071

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Spencerport, GO Notes, BAN	4.50	3/1/07	1,495,000	1,497,334

Tobacco Settlement Financing
  Corporation of New York,
  Asset-Backed Revenue Bonds
  (State Contingency
  Contract Secured)
	5.00	6/1/07	1,305,000	1,312,106

Tompkins County Industrial
  Development Agency, Civic
  Facility Revenue (Tompkins
  Cortland Community College
  Foundation, Inc. Project)
  (LOC; Citizens Bank of
  Massachusetts)
	3.93	1/7/07	3,400,000 a	3,400,000

Tompkins County Industrial
  Development Agency, Civic
  Facility Revenue (Tompkins
  Cortland Community College
  Foundation, Inc. Project)
  (LOC; HSBC Bank USA)
	3.93	1/7/07	3,605,000 a	3,605,000

TSASC Inc. of New York,
  Tobacco Settlement
  Asset-Backed Bonds (Liquidity
  Facility; Merrill Lynch)
	3.97	1/7/07	4,750,000 a,b	4,750,000

Westchester County Industrial
  Development Agency, Civic
  Facility Revenue (Banksville
  Independent Fire Co., Inc.
  Civic Facility) (LOC; The Bank
  of New York)
	3.97	1/7/07	900,000 a	900,000

Westchester County Industrial
  Development Agency, Civic
  Facility Revenue (Mercy College
  Project) (LOC; Key Bank)
	3.94	1/7/07	3,100,000 a	3,100,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Westchester County Industrial Development Agency, Civic Facility Revenue (Northern Westchester Hospital Association Civic Facility) (LOC; Commerce Bank)	3.94	1/7/07	6,800,000 [a]	6,800,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.96	1/7/07	8,030,000 [a,b]	8,030,000
U.S. Related—2.5%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citigroup Global Market Holding and LOC; Citigroup Global Market Holding)	3.97	1/7/07	3,400,000 [a,b]	3,400,000
Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Environmental Control Facilities Revenue (Bristol-Myers Squibb Company Project)	3.96	1/7/07	4,400,000 [a]	4,400,000
Total Investments (cost $304,499,733)			**99.0%**	**304,499,733**
Cash and Receivables (Net)			**1.0%**	**3,156,244**
Net Assets			**100.0%**	**307,655,977**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities amounted to $66,000,000 or 21.5% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	86.4
AAA,AA,A[c]		Aaa,Aa,A[c]		AAA,AA,A[c]	2.7
Not Rated[d]		Not Rated[d]		Not Rated[d]	10.9
					100.0

† *Based on total investments.*
c *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	304,499,733	304,499,733
Cash		2,453,784
Interest receivable		1,649,472
		308,602,989
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		103,089
Dividends payable		820,950
Payable for shares of Beneficial Interest redeemed		22,973
		947,012
Net Assets ($)		**307,655,977**
Composition of Net Assets ($):		
Paid-in capital		307,651,476
Accumulated net realized gain (loss) on investments		4,501
Net Assets ($)		**307,655,977**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		307,651,476
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended December 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**5,386,571**
Expenses:	
Management fee–Note 2	673,298
Total Expenses	**673,298**
Investment Income–Net	**4,713,273**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**4,501**
Net Increase in Net Assets Resulting from Operations	**4,717,774**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended December 31, 2006 (Unaudited)	Year Ended June 30, 2006
Operations ($):		
Investment income–net	4,713,273	6,950,020
Net realized gain (loss) on investments	4,501	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,717,774**	**6,950,020**
Dividends to Shareholders from ($):		
Investment income–net	**(4,713,273)**	**(6,950,020)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	127,759,427	197,373,427
Dividends reinvested	4,154,316	6,258,560
Cost of shares redeemed	(111,255,749)	(224,960,449)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**20,657,994**	**(21,328,462)**
Total Increase (Decrease) in Net Assets	**20,662,495**	**(21,328,462)**
Net Assets ($):		
Beginning of Period	286,993,482	308,321,944
End of Period	**307,655,977**	**286,993,482**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended December 31, 2006 (Unaudited)	Year Ended June 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.016	.025	.013	.005	.009	.014
Distributions:						
Dividends from investment income−net	(.016)	(.025)	(.013)	(.005)	(.009)	(.014)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.17[a]	2.52	1.34	.52	.86	1.36
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.45[a]	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	3.15[a]	2.49	1.33	.52	.86	1.36
Net Assets, end of period ($ X 1,000)	307,656	286,993	308,322	302,652	340,089	343,032

[a] Annualized.
See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus BASIC New York Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering three series including the fund. The fund's investment objective is to provide a high level of current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended, (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain, if any, sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended June 30, 2006 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At December 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee and Other Transactions with Affiliates:

Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (collectively the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $103,089.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2006, the fund did not borrow under the Facility.

For More Information

**Dreyfus BASIC
New York Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0316SA1206